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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Specialty Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6160 Plumas Street
(No. and Street)

Reno, NV 89519
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Lawless (775) 823-2156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 West Liberty St., Reno, NV 89501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Robert E. Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Specialty Capital, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN M. SHIPMAN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 05-96419-2 - Expires May 2, 2009

Signature

Managing Director
Title

Kristen M. Shipman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and report of independent certified public accountants

Specialty Capital, LLC

December 31, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Member
Specialty Capital, LLC

We have audited the accompanying statement of financial condition of Specialty Capital, LLC, a Nevada limited liability company, (the "Company") as of December 31, 2007, and the related statements of loss, member's equity, and cash flows for the period from inception (February 8, 2007) through December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Capital, LLC as of December 31, 2007, and the results of operations and cash flows for the period from inception (February 8, 2007) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Reno, Nevada
February 26, 2008

100 West Liberty Street
Suite 770
Reno, NV 89504
T 775.786.1520
F 775.786.7091
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Specialty Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 131,274
PREPAID EXPENSES	232
Total assets	$ 131,506

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 592
Total liabilities	592
MEMBER'S EQUITY	
Member's contributions	460,000
Accumulated deficit	(329,086)
Total member's equity	130,914
Total liabilities and member's equity	$ 131,506

The accompanying notes are an integral part of this statement.

Specialty Capital, LLC

STATEMENT OF LOSS

For the period from inception (February 8, 2007) through December 31, 2007

Revenue	
Commissions	$ 20,945
Total revenue	20,945
Expenses	
Salaries	220,833
Rent	15,266
Office supplies and expenses	42,704
Professional fees	3,289
Licenses and permits	56,510
Other expenses	11,429
Total expenses	350,031
NET LOSS	$ (329,086)

The accompanying notes are an integral part of this statement.

Specialty Capital, LLC

STATEMENT OF MEMBER'S EQUITY

For the period from inception (February 8, 2007) through December 31, 2007

	Member Contributions	Accumulated Deficit	Total Member's Equity
Balance, inception	$ -	$ -	$ -
Net loss	-	(329,086)	(329,086)
Member contributions	460,000	-	460,000
Balance, December 31, 2007	$ 460,000	$ (329,086)	$ 130,914

The accompanying notes are an integral part of this statement.

Specialty Capital, LLC

STATEMENT OF CASH FLOWS

For the period from inception (February 8, 2007) through December 31, 2007

Cash flows from operating activities:	
Net loss	$ (329,086)
Adjustment to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(232)
Accounts payable and accrued expenses	592
Total adjustments	360
Net cash used in operating activities	(328,726)
Cash flows from financing activities:	
Member contributions	460,000
Net cash provided by financing activities	460,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	131,274
Cash and cash equivalents at inception	-
Cash and cash equivalents at end of year	$ 131,274

The accompanying notes are an integral part of this statement.

Specialty Capital, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Specialty Capital, LLC (the "Company"), is a registered broker/dealer providing brokerage services to individual and institutional customers. The Company is solely owned by Specialty Financial Corp., a real estate management and development company.

The Company was formed primarily to serve the capital needs of its affiliated entities. As more fully explained in Note B, the majority of the Company's operations are conducted on behalf of Specialty Trust, Inc. ("ST"), a private real estate investment trust. ST is managed by Specialty Financial Corp., the 100% owner of the Company. In addition, Nello Gonfiantini, III is the sole owner of Specialty Financial Corp. and the Chief Executive Officer and Chairman of the Board of Directors of ST. The Company's operations are conducted in one location in Reno, Nevada.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

2. Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents.

3. Revenue Recognition

Under the accrual method, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred. Commissions received by the Company are recognized as income when earned according to the terms of each contract. However, revenue is not recognized on contingent offerings until the successful sale of the minimum required number of securities needed to close the offering.

4. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Income Taxes

Net earnings are reportable to the Company's sole member, Specialty Financial Corp. and do not result in any tax liability for the Company. Accordingly, no provision has been made for Federal income taxes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. **Business and Credit Concentrations**

Most of the Company's customers are located in the State of Nevada. Business related to ST accounted for 100% of the Company's revenues in 2007.

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. **Advertising**

The Company expenses the cost of advertising as it is incurred. Total advertising expense for the period from inception through the year ended December 31, 2007 was $-0-.

NOTE B – LIQUIDITY

The Company's ability to continue to exist is reliant on Specialty Financial Corp.'s ability to provide funding as necessary. The Company is in the process of increasing their market share and market presence, and management believes that sales will support the cash flow requirements of the operation.

NOTE C – RELATED PARTY TRANSACTIONS

Effective March 1, 2007, under an expense sharing agreement, the Company began paying a fixed monthly amount of $28,070 to Specialty Financial Corp. for shared general and administrative expenses such as salaries, office rent and supplies. These payments are included in the expense line items to which they apply.

An Agency Agreement was signed between the Company and ST on November 9, 2007. This agreement gives the Company the exclusive rights to sell collateralized investment notes each month on behalf of ST on an agency and best efforts basis. For the period from inception through the year ended December 31, 2007, the Company earned $20,945 in commissions from the sale of these notes.

NOTE D – REGUALTORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, net capital requirements are based upon a broker/dealer's classification and the types of securities and transactions in which it deals. At December 31, 2007, the Company had net capital and a net capital requirement of approximately $130,682 and $5,000, respectively. In addition, under the Uniform Net Capital Rule a broker/dealer in its first year of operations can not have a ratio of Aggregate Indebtedness (as defined) to Net Capital in excess of 8:1. At December 31, 2007, the Company had Aggregate Indebtedness of $592 and an Aggregate Indebtedness to Net Capital ratio of 0.0 to 1.

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). As of December 31, 2007, the Company was current with all payments of assessments to the SIPC.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

NOTE E – SUBSEQUENT EVENTS

A Repurchase Agency Agreement was signed between the Company and ST on January 7, 2008. This agreement gives the Company the exclusive rights to facilitate the repurchase of ST common stock shares on behalf of ST under ST's Share Repurchase Plan.

REQUIRED SUPPLEMENTARY INFORMATION

Specialty Capital, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Member's equity per statement of financial condition	$ 130,914
Deductions	
Nonallowable assets	
Prepaid expenses and other assets	232
Net capital before haircuts	130,682
Haircuts	-
Net capital	130,682
Minimum net capital requirement - the greater of 12.5% of aggregate indebtedness of $592 or $5,000	5,000
EXCESS NET CAPITAL	$ 125,682
Ratio of aggregate indebtedness to net capital	0.0 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued expenses	$ 592

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2007.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Member
Specialty Capital, LLC

In planning and performing our audit of the financial statements of Specialty Capital, LLC (the Company), as of and for the period from inception (February 8, 2007) through December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Reno, Nevada
February 26, 2008

END